Report of Independent
Registered Public Accounting
Firm

The Board of Trustees of
The Dreyfus/Laurel Tax-Free Municipal
Funds:
We have examined management's
assertion, included in the accompanying
Management Statement Regarding
Compliance With Certain Provisions of the
Investment Company Act of 1940, that
The Dreyfus/Laurel Tax-Free Municipal
Funds (the "Trust"), which is comprised of
Dreyfus BASIC New York Municipal
Money Market Fund (the "Fund"),
complied with the requirements of
subsections (b) and (c) of Rule 17f-2 under
the Investment Company Act of 1940 as
of June 30, 2013, and from April 30, 2013
through June 30, 2013, with respect to
securities reflected in the investment
accounts of the Fund. Management is
responsible for the Fund's compliance with
those requirements.  Our responsibility is to
express an opinion on management's
assertion about the Fund's compliance
based on our examination.
Our examination was conducted in
accordance with the standards of the
Public Company Accounting Oversight
Board (United States) and, accordingly,
included examining, on a test basis,
evidence about the Fund's compliance
with those requirements and performing
such other procedures as we considered
necessary in the circumstances.  Included
among our procedures were the following
tests performed as of  June 30, 2013 and
with respect to agreement of security
purchases and sales, for the period from
April 30, 2013, the date of our last
examination, through June 30, 2013:
1.	Examination of The Bank of New
York Mellon's (the "Custodian")
security position reconciliations for
all securities held by sub custodians
and in book entry form;
2.	Confirmation of all securities
hypothecated, pledged or placed in
escrow with brokers;
3.	Count and inspection of all
securities located in the vault of the
Custodian in New York City;
4.	Reconciliation between the Fund's
accounting records and the
Custodian's records as of June 30,
2013;
5.	Agreement of pending purchase
activity for the Fund as of June 30,
2013 to documentation of
corresponding subsequent bank
statements;
6.	Agreement of pending sale activity
for the Fund as of June 30, 2013 to
documentation of corresponding
subsequent bank statements;
7.	Agreement of five purchases and
five sales from the period April 30,
2013, the date of our last
examination, through June 30, 2013
from the books and records of the
Trust to the bank statements noting
that they had been accurately
recorded and subsequently settled;
8.	Review of the BNY Mellon Asset
Servicing Report on Controls
Placed in Operation and Tests of
Operating Effectiveness ("SOC 1
Report") for the period July 1, 2012
to June 30, 2013 and noted no
relevant findings were reported in
the areas of Asset Custody and
Control.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
In our opinion, management's assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2013, and from April 30, 2013 through June 30, 2013, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.
This report is intended solely for the
information and use of management and
the Board of Trustees of The
Dreyfus/Laurel Tax-Free Municipal Funds
and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP
New York, New York
September 6, 2013



September 6, 2013


Management Statement Regarding
Compliance With
Certain Provisions of the Investment
Company Act of 1940

Management of Dreyfus BASIC New
York Municipal Money Market Fund, a
series of The Dreyfus/Laurel Tax-Free
Municipal Funds (the "Fund"), is
responsible for complying with the
requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by
Registered Management Investment
Companies," of the Investment Company
Act of 1940.  Management is also
responsible for establishing and
maintaining effective internal controls over compliance with those requirements.
Management has performed an evaluation
of the Fund's compliance with the
requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2013 and from
April 30, 2013 through June 30, 2013.
Based on the evaluation, Management
asserts that the Fund was in compliance
with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of June 30, 2013
and from April 30, 2013 through June 30,
2013 with respect to securities reflected in the investment accounts of the Fund.

The Dreyfus/Laurel Tax-Free Municipal
Funds


Jim Windels
Treasurer

2